Exhibit 99.2

PRESS RELEASE

INTESA SANPAOLO: APPROVAL OF 2006 FINANCIAL STATEMENTS, 2007-2009 BUSINESS PLAN AND PROPOSAL FOR DIVIDEND DISTRIBUTION

THE 2007-2009 BUSINESS PLAN

•             Sustainable organic growth:

•   operating income targeted at an annual average growth rate of 7% over the three-year period,

•   yearly average growth of 9% in risk-weighted assets (RWA) over the three-year period, corresponding to more than 30 billion euro per annum.

•             Costs and risks geared to growth and efficiency:

•   operating costs falling by 0.4% on average per annum, despite a more than 700 million euro increase in development costs (with the addition of 5,400 commercial staff and the opening of 620 branches in Italy and abroad),

•   cost/income ratio at 42.0% in 2009 (-10.2 p.p. compared to 2006),

•   net adjustments to loans/loans equal to 0.4% during the entire period of the Plan.

•             Significant investments in medium-term development:

•   promotional activities: initiatives of about 800 million euro over the three-year period,

•   training: more than 500,000 days on average scheduled per year,

•   investments in technology and property of more than 3 billion euro over the three-year period.

•             Net income equal to 7 billion euro in 2009 (from 4.4 billion in 2006 on a consistent basis), earning per share (EPS) at 0.57 euro in 2009 (from 0.38 in 2006).

•             Total dividends paid in relation to 2006, 2007, 2008 and 2009 financial years equal to at least 18 billion euro: “ordinary dividends” from more than 2.8 billion euro for 2006 to 4.5 billion for 2009, “extraordinary dividends” of 2 billion euro in 2007 and 2 billion in 2008.

•             Distribution of possible excess capital in relation to the 6.5% target of Core Tier 1 ratio in 2009.

PROPOSAL FOR DISTRIBUTION OF DIVIDENDS AND RESERVES

•   “Total dividend” of 0.38 euro per ordinary share and 0.391 euro per saving share.

•   “Ordinary dividend”(1) of 0.22 euro per ordinary share and 0.231 euro per saving share.

•   “Extraordinary dividend”(1) of 0.16 euro for ordinary and saving shares.

(1)  “Ordinary dividend” is intended as the distribution (from net income and reserves) of the same amount as that of the dividend distributed by Banca Intesa S.p.A. in 2006, equal to 0.231 euro for saving shares and 0.22 euro for ordinary shares. “Extraordinary dividend” is intended as the distribution above the “ordinary dividend”.

Torino, Milano, 14th April 2007 — Today, Intesa Sanpaolo’s Management Board and Supervisory Board met, chaired by Enrico Salza and Giovanni Bazoli respectively.

The Supervisory Board approved the Parent Company’s financial statements and the consolidated financial statements of Banca Intesa and Sanpaolo IMI as at 31st December 2006, the drafts of which had been prepared by the Management Board on 23rd March 2007. Moreover, the Supervisory Board acknowledged the Intesa Sanpaolo pro-forma financial statements as at 31st December 2006 which the Management Board had approved in its meeting of last 23rd March.

Furthermore, the Management Board proposed the 2007-2009 Business Plan which was approved by the Supervisory Board. Within this framework, both Boards approved the proposal for distribution of dividends and reserves to submit at the Shareholders’ Meeting summoned for 30th April and 3rd May 2007.

With its 2007-2009 Business Plan, Intesa Sanpaolo has set itself the target of significant and sustainable growth to be achieved together with all its stakeholders; a target summarized in the expected growth in the Group’s profitability which is sustainable since it is organic, grounded on conservative macro-economic assumptions and underpinned by three fundamental lines of action:

•              development of a base of recurring revenues,

•              management of costs and risks geared to growth and efficiency,

•              massive investments in human resources and technology.

The net income of the Group for 2006 constitutes a solid platform for the 2007-2009 Business Plan. In aggregated terms, the Group in fact achieved a pro-forma adjusted net income(2) of 4.6 billion euro and operating income of 18.4 billion.

In order to make the starting point of the Company Plan consistent with 2009 objectives, the 2006 pro-forma adjusted net income has been normalized to take into account — as of 1/1/2006 — the effects on the Group of: the Antitrust commitments, made but not yet implemented (sale of about 200 branches and of a business line involved in the production and management of insurance policies); the recognition in the statement of income as of 1st January 2006 of certain extraordinary transactions (acquisition of Bank of Alexandria, American Bank of Albania, Banca Italo Albanese, Panonska Banka and Cassa dei Risparmi di Forlì e della Romagna) and the assumed listing of 30% of Eurizon, in line with the Merger Plan, producing a management accounts net income of 4.4 billion euro and a cost/income ratio of 52.2%.

The first phase of integration has been fully successful and the growth of new clients is accelerating

The integration of Banca Intesa and Sanpaolo IMI is proceeding as envisaged:

•                      all the deadlines scheduled for the integration process to be completed have been met;

•                      already in December 2006 a voluntary and incentivised retirement plan was agreed upon with the Trade Unions, even though at the same time new recruitment is envisaged starting from 2008;

•                      as of 1st January 2007 integrated solutions have been implemented in respect of control systems relating to management report and risk control tools and lending procedures;

(2)  The net income of the two Groups is adjusted to take into account the impact of the amortization of the cost of the merger, excluding non-recurring integration charges.

•                      also in January all the decisions were taken in relation to the organisational structure and, at the end of the month, all the managers responsible for the units were appointed down to level 4 in the hierarchy;

•                      in February, the study regarding the choice of the single IT system for the Group was completed and the IT integration plan was commenced and is due to be completed by 2008, leading to synergies in combined IT costs equal to 430 million euro, around 160 million euro higher than the figure estimated in the Merger Plan;

•                      in March, detailed client profiles were defined across the Business Units, management of the transitional procedure in respect of all Corporate and Enterprise customers was commenced, the distribution model was aligned both at Retail and at Corporate and Enterprise levels;

•                      initial joint commercial initiatives have been launched with the support of specific advertising campaigns (e.g. Conto Zerotondo);

•                      also in March the preparation of the 2007-2009 Business Plan was completed with a direct contribution from all the corporate structures;

•                      on 3rd April the Management Board approved detailed managerial responsibilities.

As a result of this rapid start, it is deemed possible to complete the integration process within the time envisaged in the Merger Plan:

•                      by June 2007 the Corporate Foreign network will be integrated also as regards IT systems

•                      by the end of 2007 the mergers of companies within the group will be completed (Banca Caboto-Banca IMI, BIIS-OPI, other product companies, banks within the same countries in Central-Eastern Europe) and the Treasury will be integrated

•                      by 2008 the unification of the IT system will be completed.

Also in the first three months of the merger, the new Group continued to grow and the acquisition of new clients continues to accelerate (more than 43,000 clients on a net basis since the beginning of the year to the end of March for the Banca dei Territori).

Profitability targets

The 2007-2009 Business Plan confirms the target indicated in the merger plan of a net income equal to 7 billion euro in 2009, starting from 4.4 billion in 2006, corresponding to an earning per share (EPS) increase from 0.38 euro in 2006 to 0.57 in 2009, and fixes the target of EVA® (the indicator which basically measures the difference between return on and cost of capital employed) to 4 billion in 2009 from 1.8 billion euro in 2006.

These targets are based on the following expected performance figures:

•              operating income growing on average by 7% per annum (from 18.5 billion in 2006 to 22.6 billion in 2009), notwithstanding the negative impact from recent legislative changes relating to the liberalization of financial services and the inclusion in the 2006 results of certain non-recurring income components;

•              operating costs falling on average 0.4% per annum (from 9.6 billion in 2006 to 9.5 billion in 2009) ;

•              cost/income ratio at 42.0% in 2009 (-10.2 p.p.);

•              growth of RWA equal to 9% on average per annum, corresponding to more than 30 billion euro per annum;

•              net adjustments to loans/loans equal to 0.4% during the entire period of the Plan.

While the targets of the Business Plan are ambitious they are reasonable insofar as they are based on a conservative economic scenario which forecasts average growth in the Italian economy of about 1.7% for 2007 and 2008 and about 1.4% for 2009 and a stable ECB refi rate at 3.75% for the whole period of the Plan.

Targets of capital adequacy

The Plan foresees the following targets for capital adequacy:

•              book value per share (inclusive of retained net income) in 2009 equal to 2.88 euro (2.67 in 2006);

•              Core Tier 1 ratio in 2009 equal to 6.5% (8.6% in 2006 pro-forma consistent with the Business Plan’s perimeter).

As a result, the adjusted ROE will grow from 15% in 2006 to 21% in 2009(3).

Targets of return to shareholders

The Business Plan sets out the following return targets for shareholders:

•              “total dividends” paid in relation the 2006, 2007, 2008 and 2009 financial years equal to approximately 18 billion euro:

•              “ordinary dividends” from more than 2.8 billion euro for 2006 to 4.5 billion for 2009, equal to a pay-out of about 65% for 2009 (dividend per share from 0.22 euro for 2006 to 0.35 euro for 2009);

•              “extraordinary dividends”:

•              2 billion euro in 2007,

•              2 billion euro in 2008;

•              distribution of possible excess capital in relation to the 6.5% target of Core Tier 1 ratio in 2009;

•              total return of Intesa Sanpaolo shares equal to at least 52%(4) in the period.

* * *

Within the strategic framework of the Business Plan, today the Management Board and the Supervisory Board also approved the proposal for distribution of dividends and reserves to be submitted at the Shareholders’ Meeting summoned for 30th April and 3rd May 2007, which includes the distribution of an “ordinary dividend” equal to 0.22 euro for Intesa Sanpaolo ordinary shares and 0.231 euro for saving shares (the same dividend per share as distributed by Banca Intesa in 2006), with a consequent “ordinary” pay-out of more than 2.8 billion euro, and the distribution of an “extraordinary dividend” equal to about 2 billion euro, with a total pay-out equal to about 4.8 billion euro (from net income for the period and reserves) and the distribution of a “total dividend” of 0.38 euro for ordinary shares and 0.391 euro for saving shares.

(3)  Net income per annum, excluding non-recurring integration charges and amortization of the cost of the merger (amortization equal to about 400 million euro in 2006 and about 300 million in 2009), compared to the sum of the figures for year-end of capital, share premium reserve, reserves, and revaluation reserves, excluding the merger difference.

(4)  2009-2006 shareholders’ equity increase (including retained net income) plus dividends to be paid in 2007 (only for the extraordinary component), 2008, 2009 and 2010 / 2006 shareholders’ equity excluding ordinary dividends).

At the Ordinary Shareholders’ Meeting a proposal shall be made to distribute the Banca Intesa S.p.A. net income for 2006 of 2,240,867,053.72 euro for total dividends of 1,671,866,475.82 euro, with the assignment of a dividend of 0.141 euro for 932,490,561 saving shares and 0.130 euro for 11,849,117,744 ordinary shares, including the new shares issued on 1st January 2007 to serve the merger with Sanpaolo IMI, which have rights to dividends accruing from 1st January 2006 and the same rights as the existing shares to dividends for 2006. Moreover, following the allocation of the 2006 net income of Sanpaolo IMI to capital reserves as a result of the registration of the merger in the books on 1st January 2007, and considering the equity of Banca Intesa S.p.A. as at 31st  December 2006, a proposal will be made for a partial distribution of Share premium reserve, assigning 0.250 euro to both saving and ordinary shares, for a total amount equal to 3,195,402,076.25 euro (the distribution of Share premium reserve is subject to the same taxation as the distribution of net income). In consequence - as stated above — the total attribution of net income and reserve is equal to 0.391 euro to saving shares and 0.38 euro to ordinary shares.

Dividend payment, if approved at the Shareholders’ Meeting, will take place starting from 24th May 2007 (with coupon presentation on 21st May).

* * *

Sustainable growth

The 2007-2009 Business Plan is based on maximizing all the management variables: revenue growth, cost efficiency, asset and risk optimization. However, the distinguishing feature of the Plan is undoubtedly the sustainable nature of the revenue growth.

Revenue growth (equal to 7% on average per annum) is based on solid divisional plans and numerous operational projects already under way, common to all the Business Units:

•              product and service innovation: products and services on offer will be constantly renewed taking advantage of the competencies and distributional structures of Intesa Sanpaolo (both in terms of physical channels and in terms of increasingly more advanced direct channels) to offer its clients the best products (under a policy of ‘only the best products’) and, in some cases, unique products. A ‘make or buy’ product philosophy will be adopted geared to the interests of the clients, who will always have available to them the best products, developed internally, so that they meet the criteria of excellence, or externally, based on an open-architecture approach, under the best conditions as a result of increased negotiating power (both in terms of available options and in terms of price);

•              promotional activity: about 800 million euro initiatives between 2007 and 2009;

•              increased commercial activity: increase of 5,400 staff (+13.8%), partly redeployed from other activities, dedicated to commercial activities and contacts with clients;

•              increased investment in training: more than 500,000 days on average scheduled per year;

•              investments in technology and real estate assets: more than 3 billion euro over the next three years to make procedures more efficient and direct and physical channels more effective and efficient.

The revenue growth targets envisaged in the Business Plan must be regarded as reasonable owing to the outstanding opportunities for development still existing within the Group (e.g. potential for cross-selling and increased penetration of various products by means of aligning with internal commercial best practice) and the current run rate which is higher than the average growth forecast for the coming years (2005-2006 revenue growth equal to 9.7% for Banca Intesa and 10.9% for Sanpaolo IMI compared to an average annual revenue growth in 2007-2009 equal to 7% for Intesa Sanpaolo).

The Business Plans for the Business Units

The targets of the Business Plans for the individual Business Units, on which the 2007-2009 Business Plan is based, are described in the following pages and summarized in the table below:

	Banca dei Territori	Corporate & Investment Banking	Public Finance	International Subsidiary Banks	Eurizon Financial Group	Group
Operating income CAGR	7.3%	7.4%	7.2%	13.7%	6.5%	7.0%
Operating costs CAGR	-0.8%	0.1%	2.2%	10.5%	4.7%	-0.4%
Cost/income ratio	44.0%	28.1%	26.0%	52.2%	40.6%	42.0%
RWA CAGR	10.8%	4.9%	9.5%	15.7%	n.m.	9.0%
Loans to customers CAGR	10.9%	10.7%	14.8%	18.8%	n.m.	11.7%

Banca dei Territori (Retail, SMEs, Private)

The Banca dei Territori has the mission of growing, confirming its excellence in client relations by means of its strong presence in the regions, the high level of expertise of its commercial staff, and its own role as the leading Bank in the country as well as establishing new standards of excellence in all aspects of customer service.

There are essentially three key features of the model:

•              presence in the territory not merely with regional offices but with real decision-making centres: the Banche dei Territori. This is the starting point for taking advantage of local brands and, in particular, an organizational model which places centre stage the role of the persons who work in close contact with clients: the regional banker and his/her operational structure. The client meets regularly with a person who is aware of market needs and has real decision-making power: a manager who can take a decision on any request made by the client;

•              the second and decisive aspect concerns the possibility of offering the client access to products and services of international quality standards at competitive market rates thank to economies of scale and scope which only the leading Bank in the country can supply;

•              the final aspect involves the possibility of offering the client not only the proximity typical of a local bank, but also the skills, professionalism and international structures which only a major national and international bank is able to guarantee in each territory.

The main economic and financial targets envisaged for the Banca dei Territori during the 2007-2009 period are as follows:

•              operating income growing by 7.3% on average per annum,

•              operating costs falling 0.8% on average per annum,

•              cost/income ratio down to 44% in 2009 (-11.7 p.p.),

•              RWA growing by 10.8% on average per annum,

•              loans to customers growing 10.9% on average per annum.

This Division aims to meet these targets acting on the three customer segments it serves: Retail, SMEs and Private.

The main lines of action in the Retail segment are described below:

•              constant growth of its client base (increasing over the three-year period by about 600,000 units, equal to an average annual increase of 2%);

•              consistent growth in mortgages (average penetration of client base rising to 16% in 2009) by strengthening its current offer and launching innovative products;

•              strong development of personal loans by means of increasing disbursements and developing a new range of financing products;

•              significant growth in credit cards;

•              the development of asset management and assurance products also making use of an open-architecture approach (average penetration of client base rising to 27% and 15% for mutual funds and life insurance products respectively in 2009) and focusing on service and advisory aspects for clients.

As regards the SME segment (companies with a turnover between 2.5 and 150 million euro), the main levers will be:

•                     increasing the current client base (+3,000 over the three-year period, equal to an average annual increase of 1.2%) and substantially maintaining the current ‘share of wallet’ (from 20.2% in 2006 to 20.4% in 2009 in respect of medium-long term loans) chiefly as the result of strengthening commercial capacity;

•                     product and distribution model innovation:

•                    collection and payment services - the only “giro bank” in the country: introduction of electronic invoicing (integrated service which enables companies to outsource the invoicing process);

•                    structured finance and investment banking: new distribution model which makes it possible to combine a personalized service with a simple approach and operational efficiency;

•                    derivatives: development and sale of products to protect customers’ assets;

•                    leasing: “emerging” products with strong growth potential (energy, vessel leasing, public administration) and use of multi-channels (e.g. partnerships with agents, agreements with suppliers, conventions);

•                    factoring: maximizing the distribution model and extending the services of Intesa Mediofactoring to the former Sanpaolo network;

•                    a service providing assistance to companies at all stages of the internationalization process, generational change, entry into financial markets, also by means of direct intervention with risk capital.

As regards the Private segment, the main lines of action will be focused on:

•                      the integration of the Private business of Sanpaolo IMI in Intesa Private Banking (which will change its company name), with the consequent alignment of commercial best practice (growth of customer deposits under administration by 7.5% on average per annum between 2006 and 2009);

•                      the razionalization of the Group’s fiduciary services;

•                      the development of an internationalization strategy (partnership with Sanpaolo Bank Luxembourg with products dedicated to Private banking and a multimanager platform, partnership with Sanpaolo Bank Suisse, development of an international platform).

Corporate & Investment Banking

Corporate & Investment Banking has the mission to serve Italian and foreign Mid and Large Corporates and Financial Institutions by means of:

•                      an integrated approach to Corporate Banking which combines Commercial Banking (ordinary and specialized credit, transaction services), Investment Banking (M&A and Structured Finance) and Merchant Banking (risk capital in support of corporate growth);

•                      consolidation excellence of products in Capital Markets, in Securities and Transaction Services, in Factoring and in International Trade Services.

The main targets envisaged for the Corporate & Investment Banking Division over the 2007-2009 period are detailed below:

•                      operating income growing by 7.4% on average per annum,

•                      operating costs stable (average annual growth of 0.1%),

•                      cost/income ratio falling to 28.1% in 2009 (-6.6 p.p.),

•                      RWA growing by 4.9% on average per annum,

•                      loans to customers growing 10.7% on average per annum.

The strategic priorities of the Division are:

•                      consolidation in the management of Corporate Relationships by means of:

•                       strengthening client coverage as a result of further strong specialization of managers by sector, type of risk and degree of customer penetration,

•                       taking advantage of the current strong penetration by cross-selling products with higher added value,

•                       creation of distinctive skills at the global level in sectors in which the Bank or the country has a preferential position (e.g. luxury goods);

•                      relaunching of the Foreign Network to support Relationships, by:

•                       positioning as the Bank of reference for Italian corporate internationalization capable of providing assistance both in emerging markets and in the most important international financial centres,

•                       development of relations with the best Corporates in the world, in strategic sectors for cross-selling,

•                       reorganization of the former Intesa and Sanpaolo networks by means of integrating overlapping presences and optimizing the front/back office relationship;

•                      development of Financial Institutions, as a result of:

•                       adoption of a specialized model of coverage for clients with major potential,

•                       creation of dedicated products (e.g. ALM for insurance) and development of business in Central-Eastern Europe;

•                      consolidation of Transaction Services by means of:

•                       rationalization and integration of the activities of the Depositary Bank, Fund Administration and Custody carried on within the Group,

•                       development of services offered to third parties both in Italy and in strategic countries for the Group,

•                       assessment of partnership with international operators, for possible sharing of operation platforms/commercial coverage at a global level;

•                      substantial development of Trade Services focusing on 4 main actions:

•                       implementation of integrated solutions for the management of cash flows within a SEPA perspective (international Cash Management),

•                       development of integrated solutions to support the entire Supply Chain (e.g. counterparty valuation, documentation management, collection/payment processes, country/counterparty risk portfolio),

•                       further development of specialist assistance for companies in their internationalization process,

•                       development of partnership/cooperation agreements with an ECA (Export Credit Agency);

•                      leadership in Italy in Investment Banking (M&A and Structured Finance), positioning itself as the reference operator for Italian companies with:

•                       increased penetration in the most important operations of M&A and Structured Finance in the country,

•                       launch of dedicated products for Financial Institutions,

•                       selective development abroad in segments/products/geographical targets and growth in emerging markets,

•                       increased capability for syndication and underwriting of Structured Finance debt and getting under way innovative strategic initiatives (e.g. dedicated CLO/CDO);

•                      strengthening Merchant Banking activities by means of increasing investment in Private Equity, Real Estate, Mezzanine, Venture Capital and Special Situations, supporting the management of the most important situations of the Italian economic system and of strategic foreign countries;

•                      leadership in Capital Markets activities by means of:

•                       focussing on distinctive key elements of innovation, risk management, service culture and efficient operating machinery,

•                       consolidation and realization of partnership with Group clients,

•                       growth on the Italian and European markets by means of developing reseller and institutional activities, using the model developed within the Group’s Networks;

•                      consolidation and strengthening of Factoring activities, reinforcing the Bank’s leadership position in the Italian market (market share in Italy rising from 24.3% in 2006 to 25.7% in 2009) and development of Factoring activities abroad; the merger between Banca IMI and Banca Caboto is planned with enhancement of the IMI brand and the gathering of investment banking and capital markets activities in the new Banca IMI

Public Finance

The aim of the Public Finance Business Unit(5) is to serve State Clients, Public Entities, Local Entities, Public Utilities, Health Services and General Contractors, developing financing activities and current banking operations, project financing, securitization transactions, financial consultancy services and shareholdings in initiatives and investment projects in reference sectors.

The main targets envisaged for the Public Finance Business Unit over the 2007-2009 period are the following:

•                      operating income growing by 7.2% on average per annum,

•                      operating costs growing by 2.2% on average per annum,

•                      cost/income ratio down to 26% in 2009 (-4.1 p.p.).

•                      RWA growing by 9.5% on average per annum,

•                      loans to customers growing 14.8% on average per annum.

The strategic priorities set out for this Business Unit are as follows:

•                      to excel in services to:

•                       providing a 360° service in response to the financial requirements of all the players in the Public Sector, creating an area of expertise unique in Italy,

•                       launching initiatives dedicated to specific business (e.g. small project finance...), with specialist teams and a network closely linked to the territory,

•                       maximizing cross-selling via high added value products (derivatives and Investment Banking);

•                      creating new growth opportunities, identifying and pursuing opportunities for development abroad, with particular reference to the financing of public works and infrastructures in strategic countries for the Group starting, in particular, with the New Europe and the Mediterranean basin;

•                      actively managing the public financial asset portfolio, by means of portfolio intermediation and issuing of covered bonds.

The Group also has the objective of contributing to the development of Public Administration by participating in the planning and execution of physical infrastructures (transport, ICT, research, education, tourism) necessary for the development of various countries and their regions.

With particular reference to the last point, a specific plan has been studied for the financial shareholding FIN.OPI which envisages its transformation into an Investment Management & Advisory Firm specialized in the management of Closed Funds in the infrastructure and public utilities sectors with a particular focus on:

•                      Public/Private partnership,

•                      transport,

•                      local utilities,

•                      renewable energy and the environment.

(5)  By 31st December 2007 the total spin-off of Banca OPI into three business lines will be defined. The banking line will be merged into Banca Intesa Infrastrutture e Sviluppo, the leasing line into the Group’s leasing company and the FIN.OPI business line into the Parent Company.

International Subsidiary Banks

The International Subsidiary Banks Division has the mission of designing and implementing the growth strategy of the Group in retail and commercial banking abroad, exploring development opportunities in markets where it already has a presence and in new markets.

The main targets envisaged for the International Subsidiary Banks Division over the 2007-2009 period are:

•                      operating income growing by 13.7% on average per annum,

•                      operating costs growing 10.5% on average per annum, in order to deal with the considerable development needs (branches, etc.) of the subsidiary banks,

•                      cost/income ratio down to 52.2% in 2009 for the Division (-4.7 p.p.), as the result of various levels of cost/income ratio of the subsidiary banks and depending on their various levels/development needs and consolidation,

•                      RWA growing 15.7% on average per annum,

•                      loans to customers growing 18.8% on average per annum.

The development of individual Banks entails targets and measures differentiated according to the starting point/level of development reached in each country:

•                      in Russia and Romania, where the Group’s penetration is still limited, significant growth is foreseen (market share and volumes) in selected geographical areas, leveraging the extensive distribution network and full use of the Group’s commercial and lending best practice and also possibly taking into consideration exogenous growth opportunities;

•                      in Egypt, Slovenia and Bosnia and Herzegovina there are plans to further strengthen the Group’s already significant presence achieving even more substantial positions, using new service models and innovative products geared to growth and further improving management profitability;

•                      in Croatia, Hungary, Slovakia, Serbia and Albania, where the Group has already acquired a leadership position, the Banks will aim to consolidate their own market position and achieve levels of excellence in terms of cost/income ratio and EVA.

The Division will achieve revenue and cost synergies through:

•                      the transformation of Centres of Excellence (leasing, credit cards, consumer credit, etc.) into  multi-domestic operating units directly reporting to the Division and serving the Banks in close synergy with the Group’s product companies;

•                      the creation of a unit for product and commercial process development in the Retail segment to spread best practices existing in the subsidiary banks, the Division and the Group;

•                      efficiencies in the Banks which are the object of merger/integration operations (Hungary, Serbia, Albania and Bosnia and Herzegovina);

•                      use of a single standard technological platform chosen from among those existing in the banks of the Division, developed and managed also by means of the possible decentralization in technologically advanced countries with a low labour cost, in partnership with specialized companies.

The Division will continue to pursue a strategy aimed at strengthening the Group’s presence abroad:

•                      also by means of targeted acquisitions, should opportunities arise, in areas where the Group is already operating;

•                      by means of acquisitions on a limited scale in large emerging countries at prices consistent with the Group’s profitability targets.

Eurizon Financial Group (Asset Management, Bancassurance, Financial Advisors)

Eurizon Financial Group operates in the following sectors:

•                      asset management, through Eurizon Capital,

•                      life insurance through Eurizon Vita,

•                      personal and asset protection through Eurizon Tutela,

•                      financial advisory services through Banca Fideuram.

The strategic guidelines foresee a strong growth orientation, focus on innovation, the achievement of efficiency in keeping with the best market standards, and active capital management. The main targets envisaged for the Eurizon Financial Group over the 2007-2009 period are as follows:

•                      operating income growing by 6.5% on average per annum,

•                      operating costs growing by 4.7% on average per annum, linked to significant investments for development,

•                      cost/income ratio down to 40.6% in 2009 (-2.1 p.p.).

The main projects for the Eurizon Financial Group in the three-year period are the following:

•                      integration of the former Nextra activities within Eurizon Capital;

•                      taking advantage of the new opportunities provided by the open-architecture strategies rapidly spreading throughout in Europe by means of:

•                       development of a team geared to extra-captive development, with dedicated resources and an aggressive budget,

•                       development of new distribution agreements with third parties;

•                      strengthening of the distribution platform:

•                       Banca Fideuram financial advisors: consolidation of leadership in the affluent segment through a strong recruitment drive, a distinctive service model, and upgrading the services on offer to products capable of attracting a large amount of liquidity held by families (e.g. management of savings for retiring);

•                       new network of pension specialists: making use of the gap in life insurance services in the mass market segment by means of a network of specialists and targeted competitive products with a strong focus on pension savings;

•                       bancassurance: sound relationship of bancassurance with the largest Italian branch network, with potential to move their offer in the direction of products with wider insurance content (additional coverage and damage coverage);

•                      taking advantage of opportunities for cost synergies maximizing investments and aligning the quality of the services on offer.

Management of costs and investments geared to development and efficiency leadership

The 2007-2009 Business Plan aims to achieve the target of a cost/income ratio equal to 42.0% in 2009. Total operating costs will be reduced in absolute terms by about 125 million euro (a reduction in operating costs of 0.4% per annum) despite a very strong commitment to development and “automatic” increases linked to labour contract renewal and:

•                      development costs will increase in the period by more than 700 million euro, as a result of strengthening commercial resources with the addition of about 5,400 staff, partly redeployed from back office activities (about 350 million euro), the opening of more than 600 new branches in Italy and abroad (275 million euro), the development of new IT platforms and the launch of further training initiatives;

•                      a further “automatic” increase is also foreseen in operating costs as a result of the renewal of contracts and adjustments for inflation equal to about 800 million euro over the three-year period.

In light of the envisaged increase in operating costs by more than 1.5 billion euro (new development costs, higher amortization and “automatic” increases), the 2007-2009 Business Plan provides for structural measures to improve efficiency of more than 1.6 billion euro thanks to cost savings owing to initiatives already started in 2006 by the two banks equal to 400 million euro - linked to the lean banking project and the renegotiation of purchasing contracts - and synergies of about 1,250 million euro, an increase of about 265 million euro compared to the estimated figure stated in the Merger Plan.

In particular, cost synergies are expected of:

•                      430 million euro in the IT area (an increase of about 160 million compared to the estimated figure for the Merger Plan);

•                      140 million euro in Central Functions;

•                      340 million euro in Administrative Expenses (an increase of about 30 million compared to the estimated figure for the Merger Plan);

•                      190 million euro in Back Office and support Structures (an increase of around 30 million compared to the estimated figure for the Merger Plan);

•                      130 million euro in Product Companies (an increase of around 40 million euro compared to the estimated figure for the Merger Plan);

•                      about 15 million euro for synergies in foreign bank networks (an increase of 5 million euro compared to the estimated figure for the Merger Plan).

As regards integration charges, the estimated figure of 1,550 million euro made for the Merger Plan, of which 880 million already accounted for in the 2006 financial year, is confirmed.

Optimizing the Group’s assets and the integrated management of all risk categories

Shareholdings Portfolio

The 2007-2009 Business Plan has the objective of curtailing the current shareholdings portfolio, which amounts to about 10 billion euro (carrying value) overall, through the reduction of the non-strategic shareholdings for a total amount equal to about 3-4 billion euro.

Real Estate Portfolio

The 2007-2009 Business Plan has the objective of maximizing management of the Group’s real estate portfolio, which amounts to about 6 billion euro (carrying value) overall, by means of the disposal of real estate assets expected to realize about 300 million euro to finance the construction of the new company office in Turin,

Integrated Risk Management

Capital and risk management in all its forms has become one of the key factors of success for all major international banks, also in light of recent developments in the banking industry and capital markets. In the regulatory field, the rules on capital requirements will continue to evolve moving from the concept of regulatory capital provided for under Basel I to one of financial capital, which takes into consideration the correlations between the various risk positions.

The pressure for change imposed by the new regulatory and legislative framework, together with the constantly increasing liquidity of the market in risk management instruments and the huge size of Intesa Sanpaolo’s balance sheet items provide significant opportunities for maximizing the Group’s capital and risk/return profile.

In support of the emphasis which the Group places on value creation governance by means of active risk, capital and EVA® management, the Intesa Sanpaolo Group has established an integrated office for Risk Management, Planning and Control and Capital Management.

This activity is directed and supported by specific instruments for estimating value, analyzing the risk profile of the loan portfolio, the risk profile of market and asset allocation, the liquidity profile and return on the banking book, operational risk, Equity and Property risk and sensitivity analysis models.

Further strategic options - impact not included in the Business Plan

In addition to organic growth, over the coming years the new Group will have further options for extraordinary growth in its various fields of activity. The contents of many development projects which are under consideration or are in the process of being implemented are not mentioned in the Plan in order to avoid jeopardizing the success of any operation and, as stated above, their effects have not been included in the forecasts of the Business Plan. These strategic options include:

•                      acquisitions of local banks in Italy to complete territorial coverage,

•                      targeted acquisitions to strengthen the Groups’ presence in Central-Eastern Europe and in the Mediterranean basin,

•                      reinforcement in specific product areas also abroad,

•                      Eurizon Financial Group.

The net effect of the acquisition/sale transactions not included in the Business Plan will be consistent with the 6.5% target of Core Tier 1 in 2009.

The strategic guidelines underlying these projects are as follows (described in the following paragraphs):

•                      maintenance of the current business mix,

•                      consolidation of domestic leadership,

•                      balanced international development,

•                      “make or buy” product policy geared to clients.

•   Maintenance of the current retail/corporate mix

There are plans to maintain the overall current mix of assets: about 65% in retail; about 35% in corporate and public finance.

•   Consolidation of domestic leadership

Intesa Sanpaolo is already the leading domestic bank and it intends to consolidate its leadership in all client segments (retail, private, corporate, public finance, non profit). A very selective acquisition policy will be pursued geared to covering areas of the country where there is not yet a presence: in the absence of interesting opportunities, a plan will be pursued aimed at providing branches in provinces where there is insufficient coverage. Total coverage of the territory is regarded as being of strategic importance because it gives the Group a competitive edge by ensuring economies of scale which no operator can match, in addition to the possibility of offering products and services of major importance (e.g. collections and payments for companies — ‘giro bank’).

•   Balanced International Development

Currently, the Group is already developing about 20% of its assets with non-resident counterparties, owns universal banks in 10 countries in Eastern Europe and the Mediterranean, and has commercial structures (corporate banks, branches, and representative offices) in a further 35 countries worldwide.

No forecast is made for the acquisition of any other large banks but, if necessary, strictly targeted operations will be carried out for the purpose of strengthening the Group’s presence in countries where it already has a presence or specific product capacity.

The Business Plan foresees maintaining the percentage of assets linked to non-Italian counterparties at about 20%, by means of the organic growth of all operating structures and by taking advantage of recognized product leadership in, for example, Transaction Services (custody, depositary bank, fund administration) and in Trade Services (import/export financing, factoring etc.).

•   “Make or buy” product policy geared to clients

Product policy will be geared to the interests of clients, who must always be able to access via Intesa Sanpaolo the best products/services available on the market. Wherever possible, Intesa Sanpaolo will produce them internally, but it will not hesitate to make full use of outsourcing, open-architecture structures and partnerships if so required by a policy geared to the maximization of client service and market dynamics.

•   Strategic options for the Eurizon Financial Group

By the end of June strategic options relating to Eurizon Financial Group will be disclosed to the market (the Plan assumes a listing 30% of Eurizon).

Human resources as the single main key factor determining the success of Intesa Sanpaolo

Investing in development and enhancement of human resources is a distinctive feature of the Group, within a framework of sustainable development and strong responsibility towards all stakeholders.

In order to achieve excellence in the field of personnel management various specific initiatives will be introduced:

•                      massive investment in training (more than 500,000 training days on average per year);

•                      technological and real estate investments aimed at improving the working conditions of employees and simplifying the Bank’s operations;

•                      definition of salary/incentive schemes consistent with best market benchmarks and linked to the achievement of the Group’s value creation targets;

•                      enhancement of professionalism of all employees (e.g. strengthening the role of key figures in the territory, as branch Manager and Area Manager).

Contribution to the responsible growth of the economies and communities where the Group operates

The Intesa Sanpaolo Group sets itself the aim of making a significant contribution to the development of the economies and communities where it operates by means of:

•                      support for the economic development of companies and individuals by:

•                       guaranteeing access to credit and supporting investments;

•                       playing a primary role in the most difficult situations affecting the national economy;

•                       supporting the internationalization of the Italian economy owing to its international presence in emerging countries which have consolidated commercial relationships with our country;

•                      support for qualitative development in the banking industry by:

•                       stimulating the growth of the quantitative and qualitative level of banking in the financial culture (“financial alphabetization”);

•                       taking advantage of its role as a primary interlocutor with the legislator for the purpose of amending the regulations governing the banking industry (e.g. regulations on credit to households) with the aim of making the banking industry more efficient, effective and transparent;

•                      support for the public sector by:

•                       contributing to the upgrading of State and Public Administrations also through initiatives to support the development of the country’s infrastructure (transformation of Fin.OPI into an Investment Management & Advisory Firm specialized in the management of Closed Funds in the sectors of infrastructure and public utilities);

•                       encouraging the development of non-physical infrastructure, with particular reference to:

•             research, in respect of which specific initiatives will be taken to support companies and centres of excellence in the country,

•             training, with a view to a growing cooperation with the university and educational system, with particular reference to economic-financial and scientific subjects;

•                      attention to environment, energy saving, care and regard for the country and the artistic and cultural heritage, through a number of initiatives to support ecological investments, special funds, support for the creation of specialized companies, etc.;

•                      support for communities by:

•                       increasing focus on the “fourth sector”, for the development of which a specialized bank is being set up (first among the major banks in the ethical finance sector) capable of offering operators the best instruments and products in the market, which will use the profits earned from its activity for making credit available to this sector;

•                       supporting the development of local communities/activities using the Banca dei Territori model. In particular, expertise and development centres will be activated in all the Group’s macro areas to serve the whole Group.

The Business Plan envisages significant benefits for all stakeholders amounting over the three-year period to:

•                      more than 100 billion euro new loans to the economy,

•                      more than 18 billion euro dividends to shareholders (to be paid in 2007, 2008, 2009 and 2010),

•                      more than 18 billion euro in salary and social security contributions,

•                      more than 12 billion euro purchases/investments (real estate assets and purchases),

•                      more than 10 billion euro taxes (taxes paid on net income for the period).

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com

Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events. The Intesa Sanpaolo Group’s ability to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

the Group’s ability to successfully integrate the employees, products, services and systems of the merger of Intesa S.p.A. and Sanpaolo IMI S.p.A. as well as other recent mergers and acquisitions;

the impact of regulatory decisions and changes in the regulatory environment;

the impact of political and economic developments in Italy and other countries in which the Group operates;

the impact of fluctuations in currency exchange and interest rates; and

the Group’s ability to achieve the expected return on the investments and capital expenditures it has made it Italy and in foreign countries.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results.